Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES THE AWARD OF AN ADDITIONAL SIGNIFICANT EARTHWORKS JOB FOR 2017
Edmonton, Alberta, January 25, 2017 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX:NOA/NYSE:NOA), an Edmonton-based heavy construction and mining contractor, today announces the award of an overburden removal contract which is expected to generate over $45 million in revenues for the Company during fiscal 2017.
Martin Ferron, President and Chief Executive Officer of the Company stated, "We are excited that we have been awarded a year-long overburden removal job with a committed scope of this magnitude.  This award is also significant in that it will be the first overburden removal work we have done on this particular site in several years.  We plan to ramp-up this work in the seasonally slow second quarter and we believe that this supplemental large truck activity will bolster our financial performance expectations for that period and the rest of the year."
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "expect", "may", "could", "believe" or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company's Management's Discussion and Analysis ("MD&A") for the quarter ended September 30, 2016 and the Company's annual MD&A for the year ended December 31, 2015. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP's control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company's disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

Since 1953  •  Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road, Edmonton, Alberta  T5S 0C2  Canada  Phone 780.960.7171
www.nacg.ca